FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 02, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2019

rbs.com
The Royal Bank of Scotland Group plc
Interim Results for the period ending 30 June 2019

RBS reported an operating profit before tax of £2,694 million, an attributable profit of £2,038 million and a return on tangible equity of 12.1% for H1 2019.
●	Excluding items associated with the Alawwal bank merger, as announced on 17 June 2019, H1 2019 return on tangible equity was 7.5%.
●	Q2 2019 operating profit before tax was £1,681 million with an attributable profit of £1,331 million and return on tangible equity of 15.8%.
●	RBS announces an interim ordinary dividend of 2p and a special dividend of 12p, representing £1.7 billion being returned to shareholders.

Supporting our customers through continued lending growth
●
UK Personal Banking (UK PB) gross new mortgage lending was £14.3 billion in H1 2019. Commercial Banking grew lending by £1.5 billion across SME & Mid-Corporates, Specialised business and Business Banking, while we continue to see large corporates delay financing reflecting Brexit uncertainty. NatWest Markets (NWM) helped customers raise c.£140 billion in debt capital markets in H1 2019(1).

●
We continue to target net lending growth across UK PB, Ulster Bank RoI, Commercial Banking and Private Banking at attractive returns. Net loans to customers increased by 2.5% on an annualised basis, increasing from £283.4 billion to £287.0 billion.

●
H1 2019 net impairment loss of £323 million, 21 basis points of gross customer loans, increased by £182 million compared with H1 2018 primarily reflecting a small number of single name charges in Commercial Banking. The cost of risk remains below our view of a normalised long term loss rate of 30-40 basis points.

●	Cost reduction of £173 million was achieved in H1 2019.

Continuing competitive market
●	Income decreased by 1.7% compared with H1 2018 excluding NWM, Central items and notable items.
●
Bank net interest margin (NIM) of 2.02% was 5 basis points lower than Q1 2019 primarily reflecting competitive pressures in the mortgage business and the contraction of the yield curve. Commercial Banking NIM remained broadly stable in Q2 2019.

Capital generation
●	CET1 ratio of 16.0% which, excluding the impact of the Alawwal bank merger and the dividend accrual, represents underlying capital generation of c.15 basis points in Q2 2019.
●	RWAs decreased by £2.3 billion in Q2 2019 as a result of a reduction due to the Alawwal bank merger, partially offset by increases in NWM and UK PB.

2019 outlook – unchanged(2)
We retain the outlook we provided in the 2018 Annual Report and Accounts. We anticipate a further £1.2 billion of FX recycling gains in H2 2019 upon the transfer of ownership of NWM N.V. to NWM Plc, subject to regulatory approval, which is capital and TNAV neutral.

2020 outlook(2)
Given current market conditions, continued economic and political uncertainty and the contraction of the yield curve, it is very unlikely that we will achieve our target return on tangible equity of more than 12% and cost:income ratio of less than 50% in 2020. These remain our strategic targets and we believe they are achievable in the medium term.

Notes:
(1)
NatWest Markets has acted as Active Bookrunner for Issuers across Corporate, FI and SSA sectors, helping them to raise c. £140 billion in debt capital markets in H1 2019.
(2)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 253 to 263 of the 2018 Annual Report and Accounts and pages 46 and 47 of this document. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance key metrics and ratios (1)	2019	2018	2019	2019	2018
Operating profit before tax	£2,694m	£1,826m	£1,681m	£1,013m	£613m
Profit attributable to ordinary shareholders	£2,038m	£888m	£1,331m	£707m	£96m
Net interest margin (NIM) (1)	1.83%	2.02%	1.78%	1.89%	2.01%
Bank net interest margin (RBS NIM excluding NWM) (1)	2.04%	2.13%	2.02%	2.07%	2.11%
Average interest earning assets	£440bn	£431bn	£445bn	£436bn	£435bn
Cost:income ratio (1)	57.2%	70.4%	52.6%	63.4%	80.0%
Earnings per share
- basic	16.9p	7.4p	11.0p	5.9p	0.8p
- basic fully diluted	16.8p	7.4p	11.0p	5.8p	0.8p
Return on tangible equity (1)	12.1%	5.3%	15.8%	8.3%	1.1%
Average tangible equity	£34bn	£34bn	£34bn	£34bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,058	11,980	12,069	12,047	12,003
- fully diluted (2)	12,096	12,039	12,104	12,087	12,062

			30 June	31 March	31 December
Balance sheet related key metrics and ratios (1)			2019	2019	2018
Total assets			£729.9bn	£719.1bn	£694.2bn
Funded assets (1)			£584.3bn	£585.1bn	£560.9bn
Loans to customers - amortised cost			£310.6bn	£306.4bn	£305.1bn
Impairment provisions			£3.2bn	£3.1bn	£3.3bn
Loan impairment rate (1)			30bps	11bps	2bps
Customer deposits			£361.6bn	£355.2bn	£360.9bn

Liquidity coverage ratio (LCR)			154%	153%	158%
Liquidity portfolio			£203bn	£190bn	£198bn
Net stable funding ratio (NSFR) (3)			140%	137%	141%
Loan:deposit ratio (1)			86%	86%	85%
Total wholesale funding			£78bn	£77bn	£74bn
Short-term wholesale funding			£19bn	£19bn	£15bn

Common Equity Tier (CET1) ratio			16.0%	16.2%	16.2%
Total capital ratio			20.9%	21.1%	21.8%
Pro forma CET 1 ratio, pre dividend accrual (4)			17.1%	16.3%	16.9%
Risk-weighted assets (RWAs)			£188.5bn	£190.8bn	£188.7bn
CRR leverage ratio			5.2%	5.2%	5.4%
UK leverage ratio			5.9%	6.0%	6.2%

Tangible net asset value (TNAV) per ordinary share			290p	289p	287p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)			289p	288p	286p
Tangible equity			£35,036m	£34,962m	£34,566m
Number of ordinary shares in issue (millions) (5)			12,091	12,090	12,049
Number of ordinary shares in issue (millions) - fully diluted (2,5)			12,124	12,129	12,088

Notes:
(1)
Refer to Appendix 2 for details of basis of preparation and reconciliation of non-IFRS financial and performance measures where relevant.
(2)
Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for H1 2019 were 38 million shares and for Q2 2019 were 35 million shares; (Q1 2019 - 40 million shares, H1 2018 - 59 million shares; Q2 2018 - 59 million shares), and as at 30 June 2019 were 33 million shares (31 March 2019 - 39 million shares; 31 December 2018 - 39 million shares).
(3)
NSFR reported in line with CRR2 regulations finalised in June 2019.
(4)
The pro forma CET 1 ratio at 30 June 2019 excluded a charge of £241 million (2p per share) for the interim dividend, a special dividend of £1,449 million (12p per share) and a foreseeable final dividend related to interim profits of £363 million (3p per share). 31 March 2019 excluded a charge of £241 million (2p per share) for the Q1 2019 foreseeable dividend. 31 December 2018 excluded a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend paid following the Annual General Meeting held on 25 April 2019.
(5)
Includes 17 million treasury shares (31 March 2019 - 24 million shares; 31 December 2018 - 8 million shares).

Re-segmentation
Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been re-stated.

Non-IFRS financial measures
This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations where appropriate of, refer to Appendix 2 of this document.

Summary consolidated income statement for the period ended 30 June 2019

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Net interest income	4,004	4,326	1,971	2,033	2,180

Own credit adjustments	(46)	39	(3)	(43)	18
Strategic disposals	1,035	-	1,035	-	-
Other non-interest income	2,124	2,337	1,077	1,047	1,202

Non-interest income	3,113	2,376	2,109	1,004	1,220

Total income	7,117	6,702	4,080	3,037	3,400

Litigation and conduct costs	(60)	(801)	(55)	(5)	(782)
Strategic costs	(629)	(350)	(434)	(195)	(141)
Other expenses	(3,411)	(3,584)	(1,673)	(1,738)	(1,801)

Operating expenses	(4,100)	(4,735)	(2,162)	(1,938)	(2,724)

Profit before impairment losses	3,017	1,967	1,918	1,099	676
Impairment losses	(323)	(141)	(237)	(86)	(63)

Operating profit before tax	2,694	1,826	1,681	1,013	613
Tax charge	(194)	(709)	22	(216)	(396)

Profit for the period	2,500	1,117	1,703	797	217

Attributable to:
Ordinary shareholders	2,038	888	1,331	707	96
Other owners	202	245	102	100	144
Non-controlling interests	260	(16)	270	(10)	(23)

Notable items within total income
Alawwal bank merger gain in NatWest Markets	444	-	444	-	-
FX recycling gain in Central items & other	290	-	290	-	-
Legacy liability release in Central items & other	256	-	256	-	-
IFRS volatility in Central items & other(1)	17	(111)	21	(4)	17
UK PB debt sale gain	2	26	-	2	-
FX gains in Central items & other	20	4	-	20	19
Commercial Banking fair value and disposal (loss)/gain	(17)	192	(15)	(2)	115
NatWest Markets legacy business disposal	(27)	(57)	(23)	(4)	(41)

Notable items within operating expenses
Push payment fraud costs	(18)	-	(18)
Litigation and conduct costs	(60)	(801)	(55)	(5)	(782)
of which: US RMBS	7	(802)	7	-	(803)
of which: DoJ	-	(1,040)	-	-	(1,040)
Nomura	-	241	-	-	241

Note:
(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Income statement overview

Income
Total income increased by £415 million, or 6.2%, compared with H1 2018 principally due to a £444 million gain relating to the Alawwal bank merger completion, FX recycling gains of £290 million and a £256 million legacy liability release, partially offset by lower central Treasury income, reflecting increased MREL costs and lower structural hedge income. Excluding NatWest Markets, Central items and notable items, income decreased by 1.7% compared with H1 2018 reflecting continuing margin pressure.

Bank NIM of 2.04% was 9 basis points lower than H1 2018 primarily reflecting competitive pressures within the personal business, while in Commercial Banking NIM increased by 3 basis points.

Operating expenses
Operating expenses decreased by £635 million, or 13.4%, compared with H1 2018 primarily reflecting a £741 million reduction in litigation and conduct costs, principally due to the net RMBS charge in H1 2018, partially offset by a £279 million increase in strategic costs.

Other expenses reduced by £173 million compared with H1 2018, despite an additional £18 million of authorised push payment fraud costs in line with new industry practice. The majority of the reduction in expenses is in Central items and reflects one-off releases in H1 2019 and innovation and other costs that were held centrally in H1 2018 which are now allocated to the franchises. Headcount reduced by c.3,400, or 4.9%, compared with H1 2018.

Impairments
A net impairment loss of £323 million, 21 basis points of gross customer loans, increased by £182 million compared with H1 2018 primarily reflecting a small number of single name charges in Commercial Banking and lower recoveries in UK PB, resulting from debt sales in recent years.

Tax The tax charge includes a £215 million deferred tax asset credit associated with the transfer of taxable losses from NatWest Markets Plc to RBS Plc under ring-fencing regulations.
Non-controlling interests Includes a charge of £274 million in relation to the gain recognised on completion of the Alawwal bank merger.

Business performance summary
Building the best bank for customers in the UK and Republic of Ireland

Customer Advocacy and Trust Scores
Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we track customer advocacy for our key brands using the net-promoter score (NPS) – a commonly-used metric in banking and other industries across the world.

We know that we still have much to do. Our recent programme of branch closures has had a detrimental impact on NPS, particularly for the Royal Bank of Scotland. Scores here are recovering in Personal Banking, and we are optimistic the same will happen in Business Banking. We are determined to make a difference with the things that matter most to our customers. We are fixing our core processes to get our service right first time more consistently while at the same time innovating to deliver better solutions.

The tables below show NPS and Trust scores for our key brands.

Personal Banking
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	12	13	12	11	11	11
Royal Bank of Scotland	(14)	(21)	(22)	(17)	(14)	(10)
Ulster Bank Northern Ireland	(6)	(11)	(9)	(10)	(3)	1
Ulster Bank Republic of Ireland	(5)	(7)	(6)	(6)	(7)	(11)

Source: Ipsos MORI FRS 6 month rolling data. Latest base sizes: 3,111 for NatWest (England & Wales); 421 for Royal Bank of Scotland (Scotland). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers.
Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”. Latest base sizes: 254 Northern Ireland; 292 Republic of Ireland

Business Banking
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	(10)	(6)	(5)	(9)	(8)	(9)
Royal Bank of Scotland	(22)	(23)	(29)	(36)	(36)	(36)

Source: MarketVue Business Banking from Savanta Q2 2019. Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1098 for NatWest (England & Wales), 442 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	23	22	21	21	20	20
Royal Bank of Scotland	10	17	21	20	18	21

Source: MarketVue Business Banking from Savanta Q2 2019. Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 550 for NatWest (England & Wales), 89 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust
We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	59	58	64	56	60	61
Royal Bank of Scotland	15	27	25	27	28	38

Source: Populus. Latest quarter’s data. Measured as a net % of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: 908 for NatWest (England & Wales), 188 for Royal Bank of Scotland (Scotland).

Business performance summary
Personal & Ulster
UK Personal Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	2,447	2,551	1,202	1,245	1,253
Operating expenses	(1,229)	(1,291)	(594)	(635)	(605)
Impairment losses	(181)	(131)	(69)	(112)	(63)
Operating profit	1,037	1,129	539	498	585
Return on equity	25.6%	31.4%	26.5%	24.7%	33.0%
Net interest margin	2.57%	2.71%	2.51%	2.62%	2.68%
Cost:income ratio	50.2%	50.6%	49.4%	51.0%	48.3%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers (amortised cost)			151.9	150.6	148.9
Customer deposits			147.5	145.7	145.3
RWAs			37.0	35.8	34.3
Loan impairment rate			18bps	30bps	38bps

H1 2019 compared with H1 2018
●
UK PB now has 6.3 million regular mobile app users, with 74% of active current account customers being regular digital users. Total digital sales volumes increased by 19% representing 48% of all sales in H1 2019. 60% of personal unsecured loan sales were via the digital channel, 4% higher than H1 2018. 55% of current accounts opened in H1 2019 were via the digital channel, with digital volumes 56% higher.

●
Total income was £104 million, or 4.1%, lower impacted by a £24 million reduction in debt sale gains, £7 million lower annual insurance profit share and an IFRS 9 accounting change for interest in suspense recoveries of £14 million, offset in impairments. Excluding these items, income was £59 million, or 2.3%, lower reflecting continued competitive pressure impacting mortgage margins, partially offset by increased deposit income.

●
Excluding strategic, litigation and conduct costs, operating expenses were £33 million, or 2.8%, lower driven by decreased staff costs associated with a 9.0% reduction in headcount and one off releases, partially offset by increased fraud costs of £15 million due to a revised customer refund approach for authorised push payments scams, annual pay award and innovation costs.

●
Impairments were £50 million higher reflecting lower recoveries as a result of debt sales in recent years and IFRS 9 model adjustments. The underlying default charge has increased slightly compared with H1 2018 primarily due to higher loan volumes over the past two years. Default rates in H1 2019 remain broadly stable.

●
Net loans to customers increased by £4.2 billion, or 2.8%, as a result of strong gross new mortgage lending and lower redemptions. Gross new mortgage lending in H1 2019 was £14.3 billion with market flow share of approximately 12%, supporting a stock share of approximately 10%.

● Customer deposits increased by £4.0 billion, or 2.8%, as growth continued across current accounts and savings.
●
RWAs increased by £5.0 billion, or 15.6%, primarily reflecting ongoing predictive loss model recalibrations, higher lending volumes and an increase in RWAs related to the property portfolio following the introduction of IFRS 16.

Q2 2019 compared with Q1 2019
●
Total income was £43 million, or 3.5%, lower due to decreased savings deposit margins from the lower yield curve and continued pressure on mortgage margins. Net interest margin was 11 basis points lower due to continued pressures from both mortgages and the lower yield curve impacting savings deposit margin.

●
Net loans to customers increased by £1.3 billion, or 0.9%, as a result of gross new lending of both mortgages and loans. Gross new mortgage lending in the quarter was £6.7 billion. Mortgage approval share was around 13% in Q2 2019 up from 11% in Q1 2019.

Q2 2019 compared with Q2 2018
● Total income decreased by £51 million, or 4.1%, primarily reflecting lower mortgage margins.
●
Excluding strategic, litigation and conduct costs, operating expenses were £26 million, or 4.6%, lower driven by decreased staff costs associated with a 9.0% reduction in headcount and one off releases, partially offset by increased fraud costs of £10 million due to a revised customer refund approach for authorised push payments scams and annual pay award.

Business performance summary
Ulster Bank RoI

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	€m	€m	€m	€m	€m
Total income	324	355	158	166	190
Operating expenses	(322)	(285)	(166)	(156)	(140)
Impairment releases	24	30	11	13	39
Operating profit	26	100	3	23	89
Return on equity	2.1%	7.0%	0.6%	3.8%	12.5%
Net interest margin	1.63%	1.85%	1.62%	1.65%	1.91%
Cost:income ratio	99.3%	80.8%	105.1%	93.8%	74.7%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			€bn	€bn	€bn
Net loans to customers (amortised cost)			21.2	21.1	21.0
Customer deposits			21.3	20.3	20.1
RWAs			15.8	16.4	16.4
Loan impairment rate			(20)bps	(24)bps	(38)bps

H1 2019 compared with H1 2018
●
Ulster Bank RoI continues to deliver digital enhancements that improve and simplify the everyday banking experience for customers. The successful launch of paperless processes for everyday banking products has made it easier and quicker for customers to move from application to drawdown. 70% of Ulster Bank RoI’s active personal current account customers are choosing to bank through digital channels. Mobile payments and transfers increased by 30% compared with H1 18.

●
Total income was €31 million, or 8.7%, lower primarily reflecting a decrease in income associated with the sale of a portfolio of non-performing loans (NPL), an IFRS 9 accounting change for interest in suspense recoveries of €10 million and one-off benefits in Q2 2018.

●
Excluding strategic, litigation and conduct costs, operating expenses were €15 million, or 5.7%, higher largely reflecting the continued focus on strengthening the bank’s risk and compliance environment and higher levies.

●
The net impairment release of €24 million principally reflects the net impact of an improvement in the performance of the NPL portfolio, NPL deleveraging and a change in accounting treatment of interest in suspense.

●
Net loans to customers decreased by €0.4 billion, or 1.9%, primarily driven by the sale of a portfolio of non-performing loans of €0.6 billion in 2018. New lending of €1.6 billion is 48.2% higher, with strong growth across all key segments.

●	Customer deposits increased by €1.8 billion, or 9.2%, supporting an 11 percentage point reduction in the loan to deposit ratio to 100%.
●	Risk weighted assets decreased by €3.2 billion, or 16.8%, largely due to the sale of a portfolio of NPLs in 2018 and an improvement in credit metrics, reflecting a more positive economic environment.
Q2 2019 compared with Q1 2019
●
Total income was €8 million, or 4.8%, lower largely due to an €11 million one-off benefit following a restructure of interest rate swaps on free funds in Q1 2019. Net interest margin was 3 basis points lower, primarily due to an increase in cash placements.

●	Net loans to customers increased by €0.1 billion, or 0.5%, while customer deposits increased by €1.0 billion, or 4.9%.
Q2 2019 compared with Q2 2018
●	Total income decreased by €32 million, or 16.8%, primarily reflecting a reduction in income associated with the NPL portfolio and non-recurring funding and asset sale income benefits in Q2 2018.
●
A net impairment release of €11 million principally reflects the net impact of improvement in the performance of the NPL portfolio, non-performing lending deleveraging and a change in the accounting treatment of interest in suspense.

Business performance summary
Commercial
Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	2,165	2,390	1,083	1,082	1,232
Operating expenses	(1,262)	(1,140)	(622)	(640)	(545)
Impairment losses	(202)	(35)	(197)	(5)	(23)
Operating profit	701	1,215	264	437	664
Return on equity	8.8%	15.1%	6.2%	11.5%	16.4%
Net interest margin	1.98%	1.95%	1.97%	1.99%	1.98%
Cost:income ratio	56.9%	46.4%	56.1%	57.8%	43.0%
				As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customer (amortised cost)			101.4	100.8	101.4
Customer deposits			133.4	131.8	134.4
RWAs			77.8	78.1	78.4
Loan impairment rate			77bps	2bps	2bps

H1 2019 compared with H1 2018
●
The Bankline mobile app now has over 12,000 users, up from c.2,500 in Q1 2019, of which over 3,500 are daily users. Our customer support chatbot, Cora, now processes over 7,000 conversations a month, with consistently positive feedback. The improved lending journey continues to provide a decision in principle in under 24 hours for approximately 74% of loans.

●
Total income decreased by £225 million, or 9.4%, reflecting asset disposal and fair value gains of £192 million in H1 2018 in comparison to £17 million asset disposal and fair value losses in H1 2019 combined with lower non-interest income, partially offset by higher deposit income.

●
Excluding strategic, litigation and conduct costs, operating expenses were £13 million, or 1.2%, higher primarily reflecting an £11 million one-off item in Q1 2018, £11 million higher operating lease depreciation, increased remediation, innovation and technology spend, partially offset by £28 million lower back office operational costs.

●	Impairments were £167 million higher primarily reflecting a small number of single name charges and releases related to data quality improvements in the prior year.
●
Net loans to customers were £1.2 billion, or 1.2%, lower due to capital actions taken in H2 2018, business transfers of £0.9 billion and reductions relating to EU divestment, partially offset by growth of £1.3 billion across SME & Mid-Corporates, Specialised business and Business Banking. Net loans to customers remained stable in the first half of 2019 at £101.4 billion with reductions relating to EU divestment and Large Corporates & Institutions offset by growth of £1.5 billion across SME & Mid-Corporates, Specialised business and Business Banking.

●	Customer deposits decreased by £1.7 billion, due to business transfers of £1.0 billion to RBSI in H2 2018 and net outflows of £0.7 billion supporting a loan:deposit ratio of 76%.
●	RWAs decreased by £5.3 billion, or 6.4%, driven by active capital management in H2 2018 and business transfers of £1.9 billion, partially offset by model updates and underlying business growth.
Q2 2019 compared with Q1 2019
●
Total income remained stable at £1,083 million as balance growth was partially offset by £15 million of asset disposal and fair value losses in comparison with a £2 million loss in Q1 2019. Net interest margin was broadly stable, reducing by 2 basis points largely due to lower deposit funding benefits.

●	Excluding strategic, litigation and conduct costs, operating expenses were £50 million lower, due to a reduction in back office operational costs.
●	Impairments of £197 million increased by £192 million primarily reflecting a small number of single name charges in the second quarter.
●
Net loans to customers increased by £0.6 billion to £101.4 billion as growth across SME & Mid-Corporates, Specialised business and Business Banking was partially offset by £0.4 billion Large Corporates & Institutions Western European transfers to NatWest Markets and planned reductions in EU divestment.

Q2 2019 compared with Q2 2018
●
Total income decreased by £149 million, or 12.1%, reflecting asset disposal and fair value losses of £15 million compared to asset disposal and fair value gains of £115 million in Q2 2018 and lower non-interest income.

Business performance summary
Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	384	382	191	193	198
Operating expenses	(232)	(225)	(115)	(117)	(104)
Impairment releases/(losses)	3	(1)	(1)	4	-
Operating profit	155	156	75	80	94
Return on equity	16.6%	15.8%	15.9%	17.1%	19.3%
Net interest margin	2.48%	2.53%	2.44%	2.52%	2.54%
Cost:income ratio	60.4%	58.9%	60.2%	60.6%	52.5%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers (amortised cost)			14.7	14.4	14.3
Customer deposits			28.0	26.9	28.4
RWAs			9.7	9.6	9.4

AUMs			21.9	21.0	19.8
Assets Under Administration (1)			7.0	6.8	6.6
Total Assets Under Management and Administration (AUMA)			28.9	27.8	26.4
Note:
(1)
Private Banking manages assets under management portfolios on behalf of UK PB and RBSI. Prior to Q4 2018, the assets under management portfolios of UK PB and RBSI were not included. Private Banking receives a management fee from UK PB and clients of RBSI in respect of providing this service.
H1 2019 compared with H1 2018
●
Private Banking offers a service-led, digitally enabled experience for its clients with 74% of clients registered for digital banking, 85% of whom are active users. Coutts Connect, the social platform which allows clients to network and build working relationships, continues to attract users with a 10% increase in registered clients in the quarter. Over 1,500 clients are registered, with over 70% of conversations on a client to client basis.

●
Total income remained broadly stable as net interest income increased by £9 million due to deposit income benefits and asset and deposit volume growth, whilst non interest income reduced by £7 million due to movements in investment income one-offs.

●	Excluding strategic, litigation and conduct costs, operating expenses were £3 million lower reflecting decreased back office operational costs, partially offset by one-off non staff related costs.
●	Impairments were £4 million lower primarily due to data quality improvements and single name releases.
●	Net loans to customers increased by £0.9 billion, or 6.5%, primarily driven by mortgage lending.
●	Customer deposits increased by £1.6 billion, or 6.1%, as Q4 2018 inflows were maintained.
●	RWAs increased by £0.3 billion, or 3.2%, relative to 6.5% growth in net loans to customers.
●
Assets under management in Private Banking remained broadly stable. For the year to date, growth of £2.1 billion reflects positive investment performance of £1.9 billion following adverse market movements in Q4 2018 and net new business of £0.2 billion.

●
Total assets under management and administration overseen by Private Banking increased by £0.4 billion to £28.9 billion in comparison to H1 2018. For the year to date growth of £2.5 billion reflects £2.3 billion investment performance and net new business of £0.2 billion.

Q2 2019 compared with Q1 2019
●
Total income remained broadly stable as reduced deposit funding benefits were partially offset by balance growth and higher investment income. Net interest margin decreased by 8 basis points to 2.44% mainly due to lower deposit funding benefits.

●	Excluding strategic, litigation and conduct costs, operating expenses were £7 million lower due to a reduction in back office operational costs.
●	Impairments were £5 million higher due to single name releases in Q1 2019.
●	Net loans to customers increased by £0.3 billion driven by mortgage lending.
●	Assets under management in Private Banking increased by £0.9 billion driven by investment performance of £0.7 billion and net new business of £0.2 billion.
●	Total assets under management and administration overseen by Private Banking increased by £1.1 billion as a result of investment performance of £0.9 billion and net new business of £0.2 billion.
Q2 2019 compared with Q2 2018
●
Total income reduced by £7 million, or 3.5%, due to lower non interest income as a result of a £4 million one-off benefit in Q2 2018 related to MIFID II and a £3 million one-off investment income charge in Q2 2019.

Business performance summary
RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	310	284	159	151	147
Operating expenses	(119)	(114)	(60)	(59)	(55)
Impairment releases	3	3	2	1	3
Operating profit	194	173	101	93	95
Return on equity	29.7%	25.7%	30.8%	28.6%	27.9%
Net interest margin	1.69%	1.64%	1.68%	1.70%	1.72%
Cost:income ratio	38.4%	40.1%	37.7%	39.1%	37.4%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers (amortised cost)			13.6	13.3	13.3
Customer deposits			28.1	27.6	27.5
RWAs			6.9	7.0	6.9

H1 2019 compared with H1 2018
●
The migration of customers to the new Institutional Banking electronic platform is now complete, improving the customer experience, functionality and resilience of the platform. The Retail mobile banking app has seen a 9% increase in registrations in 2019 and 40% of Local Banking customers are now regular digital users. As part of the strategy to make RBS International an easier bank to deal with, it launched straight through processing for existing customers to open new savings accounts online. 66% of savings accounts opened since launch have used the process without need for paper or a signature.

●	Total income was £26 million, or 9.2%, higher driven by higher customer deposit margins, £12 million, and £5 million due to higher lending primarily in the Institutional Banking sector.
●
Operating expenses were £5 million, or 4.4% higher principally resulting from a £10 million litigation and conduct provision release in the prior year. Excluding strategic, litigation and conduct costs, operating expenses were £12 million, or 9.9%, lower driven by a reduction in back office costs.

●	A net impairment release of £3 million remained stable compared with prior year, reflecting a number of one-off releases.
●	Net loans to customers were £0.6 billion, or 4.6%, higher as a result of higher volumes in the Institutional Banking sector.
●
Customer deposits decreased £0.3 billion, or 1.1% as a result of lower short term inflows in Institutional Banking in H1 2019 compared with the prior year, partially offset by a £1.0 billion transfer from Commercial Banking in H2 2018 and underlying growth in the Funds sector in H1 2019.

●	RWAs were £0.1 billion, or 1.5%, higher as a result of increased lending balances.
●	H1 2019 return on equity of 29.7% compared with 25.7% in H1 2018.
Q2 2019 compared with Q1 2019
●
Total income was £8 million higher due to increased lending and funding income partially offset by lower non utilisation fees. Net interest margin is 2 basis points lower due to lower returns on investment of surplus deposits.

●	Net loans to customers were £0.3 billion higher reflecting increased lending in the Institutional Banking sector.
Q2 2019 compared with Q2 2018
●	Total expenses were £5 million, or 9.1%, higher following a £9 million litigation and conduct release in Q2 2018 partially offset by lower remediation spend.

Business performance summary
NatWest Markets(1)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	942	721	686	256	284
of which: Core income excluding own credit adjustments	702	728	325	377	316
of which: Legacy income	287	(46)	366	(79)	(50)
Own credit adjustments	(47)	39	(5)	(42)	18
Operating expenses	(678)	(671)	(344)	(334)	(322)
Impairment releases/(losses)	36	(4)	20	16	(13)
Operating profit/(loss)	300	46	362	(62)	(51)
Return on equity	1.0%	(0.5%)	4.4%	(2.4%)	(3.0%)
Cost:income ratio	72.0%	93.1%	50.1%	130.5%	113.4%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Funded assets			133.4	138.8	111.4
RWAs			41.4	44.6	44.9

Note:
(1)
The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. NatWest Markets Plc entity includes the Central items & other segment but excludes NatWest Markets N.V. for statutory reporting. Refer to NatWest Markets Plc and NatWest Markets N.V. interim results that were released on 2 August 2019 for further details.
H1 2019 compared with H1 2018
●
NatWest Markets continues to use technology to enhance the way it provides smart solutions to clients. For example, physical data centres are in the process of being moved to the cloud; new collaboration channels such as Symphony allows us to engage and transact with clients in new ways and machine learning across written customer communication helps us understand and eliminate common client problems.

●
Total income increased by £221 million, or 30.7%, to £942 million including a £444 million gain relating to the Alawwal bank merger completion. Income in the core business fell by £26 million, or 3.6%. Customer activity remained robust in difficult market conditions but the business was impacted by higher funding costs associated with becoming a standalone non ring-fenced bank. Own credit adjustments deteriorated by £86 million reflecting the tightening of credit spreads in H1 2019.

●	Excluding strategic, litigation and conduct costs, operating expenses continued to fall, down £25 million, or 4.0%, reflecting lower back office operations costs.
●
RWAs decreased by £8.7 billion reflecting the reduction in Alawwal bank RWAs from £5.8 billion to £1.1 billion and other legacy reductions. The remaining Alawwal bank RWAs reflect NWM Plc’s holding following the merger.

Q2 2019 compared with Q1 2019
●	Total income increased by £430 million primarily reflecting the Alawwal bank gain in legacy. Income in the core business fell by £52 million reflecting the impact of difficult market conditions.
●
RWAs decreased by £3.2 billion reflecting the Alawwal bank reduction, partially offset by an increase in the core business primarily due to increased credit risk as a result of customer activity in the banking book and the transfer of Western European clients from Commercial Banking.

●	Excluding strategic, litigation and conduct costs, operating expenses continued to fall, down £20 million in the quarter primarily due to lower back office operations costs.
Q2 2019 compared with Q2 2018
●
Total income increased by £402 million primarily reflecting the Alawwal gain in legacy. Income in the core business increased by £9 million, or 2.8% as customer activity remained robust in difficult market conditions, although Q2 2018 was impacted by some turbulence in European bond markets.

●	Excluding strategic, litigation and conduct costs, operating expenses continued to fall, down £15 million, or 4.9%, due to lower back office operations costs.

Business performance summary
Central items & other
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Central items not allocated	284	(979)	337	(53)	(850)

●
Central items not allocated represented a gain of £284 million in H1 2019 primarily reflecting FX recycling gains of £290 million and a legacy liability release of £256 million, both relating to the Alawwal merger, partially offset by strategic costs of £315 million. Other expenses decreased by £124 million compared with H1 2018 primarily due to one-off releases in H1 2019 and innovation and other costs that were held centrally in 2018 that are now allocated to the franchises.

Impact of Alawwal bank merger
The impact on profit of the Alawwal bank merger is summarised below:

	Segment			Legal entity
		Central
	NatWest	items &
	Markets	other	RBS	RBS	NWM N.V.
	£m	£m	£m	£m	£m
Alawwal bank merger gain	444	-	444	(12)	456
Legacy liability release	-	256	256	256	-
FX recycling gain	-	290	290	290	-
Impact on non-interest income	444	546	990	534	456

Impact on RBS profit before tax			990
Tax credit			41
Profit after tax			1,031

Attributable to:
Ordinary shareholders			757
Non-controlling interests			274
45
 RBS – Interim Results 2019

Business performance summary
Capital and leverage ratios
The table below sets out the key Capital and Leverage ratios on an end-point basis.	End-point CRR basis (1)
	30 June	31 December
	2019	2018
Capital adequacy ratios	%	%
CET1	16.0	16.2
Tier 1	18.2	18.4
Total	20.9	21.8

Capital	£m	£m

Tangible equity	35,036	34,566

Expected loss less impairment provisions	(726)	(654)
Prudential valuation adjustment	(419)	(494)
Deferred tax assets	(869)	(740)
Own credit adjustments	(261)	(405)
Pension fund assets	(400)	(394)
Cash flow hedging reserve	(117)	191
Foreseeable dividends	(2,053)	(1,326)
Other deductions	-	(105)

Total deductions	(4,845)	(3,927)

CET1 capital	30,191	30,639
AT1 capital	4,051	4,051

Tier 1 capital	34,242	34,690
Tier 2 capital	5,119	6,483

Total regulatory capital	39,361	41,173

Risk-weighted assets

Credit risk	137,100	137,900
Counterparty credit risk	14,200	13,600
Market risk	14,600	14,800
Operational risk	22,600	22,400

Total RWAs	188,500	188,700

Leverage

Cash and balances at central banks	85,400	88,900
Trading assets	85,400	75,100
Derivatives	145,600	133,300
Financial assets	389,200	377,500
Other assets	24,300	19,400

Total assets	729,900	694,200
Derivatives
- netting and variation margin	(156,600)	(141,300)
- potential future exposures	44,100	42,100
Securities financing transactions gross up	1,900	2,100
Undrawn commitments	49,300	50,300
Regulatory deductions and other adjustments	(9,500)	(2,900)

CRR leverage exposure	659,100	644,500

CRR leverage ratio %	5.2	5.4

UK leverage exposure (2)	576,600	559,500

UK leverage ratio % (2)	5.9	6.2

Notes:
(1)
Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)
Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance
	Half year ended 30 June 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,084	200	1,424	261	242	(122)	(85)	4,004
Non-interest income	363	82	741	123	68	667	80	2,124
Own credit adjustments	-	1	-	-	-	(47)	-	(46)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	2,447	283	2,165	384	310	942	586	7,117
Direct expenses
- staff costs	(313)	(106)	(374)	(82)	(59)	(349)	(558)	(1,841)
- other costs	(164)	(48)	(155)	(35)	(23)	(86)	(1,059)	(1,570)
Indirect expenses	(675)	(88)	(569)	(96)	(27)	(165)	1,620	-
Strategic costs
- direct	4	(9)	(32)	-	(5)	(49)	(538)	(629)
- indirect	(75)	(10)	(86)	(17)	(5)	(30)	223	-
Litigation and conduct costs	(6)	(20)	(46)	(2)	-	1	13	(60)
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating profit before impairment (losses)/releases	1,218	2	903	152	191	264	287	3,017
Impairment (losses)/releases	(181)	21	(202)	3	3	36	(3)	(323)
Operating profit	1,037	23	701	155	194	300	284	2,694
Additional information
Return on equity (2)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%	nm	12.1%
Cost:income ratio (2)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%
Loan impairment rate (2)	24bps	(21)bps	39bps	nm	nm	nm	nm	21bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.2)	-	-	(0.1)	-	(3.2)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Net interest margin	2.57%	1.63%	1.98%	2.48%	1.69%	(0.73%)	nm	1.83%
Third party customer asset rate	3.28%	2.30%	3.20%	2.95%	1.75%	nm	nm	nm
Third party customer funding rate	(0.37%)	(0.17%)	(0.43%)	(0.44%)	(0.14%)	nm	nm	nm
Average interest earning assets (£bn)	163.8	24.7	145.3	21.2	28.8	33.3	23.2	440.3
Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
RWA equivalent (RWAes) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
Employee numbers (FTEs - thousands)	21.3	3.1	10.5	1.9	1.8	5.0	23.0	66.6

For the notes to this table refer to page 18. nm = not meaningful

Segment performance

	Half year ended 30 June 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,139	224	1,400	252	219	67	25	4,326
Non-interest income	412	88	990	130	65	615	37	2,337
Own credit adjustments	-	-	-	-	-	39	-	39
Total income	2,551	312	2,390	382	284	721	62	6,702
Direct expenses
- staff costs	(360)	(98)	(374)	(83)	(51)	(309)	(628)	(1,903)
- other costs	(117)	(45)	(114)	(28)	(33)	(115)	(1,229)	(1,681)
Indirect expenses	(708)	(88)	(597)	(105)	(37)	(201)	1,736	-
Strategic costs
- direct	(14)	2	(20)	(1)	-	(28)	(289)	(350)
- indirect	(85)	(6)	(44)	(7)	(3)	(6)	151	-
Litigation and conduct costs	(7)	(17)	9	(1)	10	(12)	(783)	(801)
Operating expenses	(1,291)	(252)	(1,140)	(225)	(114)	(671)	(1,042)	(4,735)
Operating profit/(loss) before impairment (losses)/releases	1,260	60	1,250	157	170	50	(980)	1,967
Impairment (losses)/releases	(131)	26	(35)	(1)	3	(4)	1	(141)
Operating profit/(loss)	1,129	86	1,215	156	173	46	(979)	1,826
Additional information
Return on equity (2)	31.4%	7.0%	15.1%	15.8%	25.7%	(0.5%)	nm	5.3%
Cost:income ratio (2)	50.6%	80.8%	46.4%	58.9%	40.1%	93.1%	nm	70.4%
Loan impairment rate (2)	18bps	(26)bps	7bps	nm	nm	nm	nm	9bps
Impairment provisions (£bn)	(1.1)	(1.1)	(1.5)	(0.1)	-	(0.2)	0.1	(3.9)
Impairment provisions - stage 3 (£bn)	(0.7)	(1.0)	(1.3)	-	-	(0.1)	-	(3.1)
Net interest margin	2.71%	1.85%	1.95%	2.53%	1.64%	0.50%	nm	2.02%
Third party customer asset rate	3.38%	2.39%	2.93%	2.85%	2.44%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.21%)	(0.26%)	(0.18%)	(0.09%)	nm	nm	nm
Average interest earning assets (£bn)	159.3	24.4	144.8	20.1	26.9	27.1	28.6	431.2
Total assets (£bn)	168.4	24.9	165.7	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	168.4	24.8	165.7	20.9	29.8	134.5	53.1	597.2
Net loans to customers - amortised cost (£bn)	147.7	19.1	102.6	13.8	13.0	8.1	(0.2)	304.1
Customer deposits (£bn)	143.5	17.3	135.1	26.4	28.4	3.6	4.7	359.0
Risk-weighted assets (RWAs) (£bn)	32.0	16.8	83.1	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	32.7	17.3	86.5	9.5	6.8	54.1	1.0	207.9
Employee numbers (FTEs - thousands)	23.4	3.1	10.7	1.9	1.7	5.6	23.6	70.0
For the notes to this table refer to page 18. nm = not meaningful.

Segment performance
	Quarter ended 30 June 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,032	102	716	129	125	(91)	(42)	1,971
Non-interest income	170	35	367	62	34	338	71	1,077
Own credit adjustments	-	1	-	-	-	(5)	1	(3)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	1,202	138	1,083	191	159	686	621	4,080
Direct expenses
- staff costs	(155)	(54)	(184)	(41)	(31)	(176)	(264)	(905)
- other costs	(90)	(22)	(80)	(17)	(10)	(38)	(511)	(768)
Indirect expenses	(297)	(41)	(260)	(45)	(13)	(76)	732	-
Strategic costs
- direct	4	(4)	(12)	-	(3)	(31)	(388)	(434)
- indirect	(49)	(5)	(50)	(10)	(3)	(17)	134	-
Litigation and conduct costs	(7)	(19)	(36)	(2)	-	(6)	15	(55)
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating profit/(loss) before impairment (losses)/releases	608	(7)	461	76	99	342	339	1,918
Impairment (losses)/releases	(69)	10	(197)	(1)	2	20	(2)	(237)
Operating profit	539	3	264	75	101	362	337	1,681
Additional information
Return on equity (2)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%	nm	15.8%
Cost:income ratio (2)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
Loan impairment rate (2)	18bps	(20)bps	77bps	nm	nm	nm	nm	30bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.2)	-	-	(0.1)	-	(3.2)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Net interest margin	2.51%	1.62%	1.97%	2.44%	1.68%	(1.05%)	nm	1.78%
Third party customer asset rate	3.25%	2.29%	3.18%	2.89%	1.79%	nm	nm	nm
Third party customer funding rate	(0.38%)	(0.15%)	(0.42%)	(0.45%)	(0.13%)	nm	nm	nm
Average interest earning assets (£bn)	164.8	25.3	146.1	21.2	29.8	34.4	23.2	444.8
Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
RWA equivalent (RWAes) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
Employee numbers (FTEs - thousands)	21.3	3.1	10.5	1.9	1.8	5.0	23.0	66.6

For the notes to this table refer to page 18. nm = not meaningful

Segment performance

	Quarter ended 31 March 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,052	98	708	132	117	(31)	(43)	2,033
Non-interest income	193	47	374	61	34	329	9	1,047
Own credit adjustments	-	-	-	-	-	(42)	(1)	(43)
Total income	1,245	145	1,082	193	151	256	(35)	3,037
Direct expenses
- staff costs	(158)	(52)	(190)	(41)	(28)	(173)	(294)	(936)
- other costs	(74)	(26)	(75)	(18)	(13)	(48)	(548)	(802)
Indirect expenses	(378)	(47)	(309)	(51)	(14)	(89)	888	-
Strategic costs
- direct	-	(5)	(20)	-	(2)	(18)	(150)	(195)
- indirect	(26)	(5)	(36)	(7)	(2)	(13)	89	-
Litigation and conduct costs	1	(1)	(10)	-	-	7	(2)	(5)
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating profit/(loss) before impairment (losses)/releases	610	9	442	76	92	(78)	(52)	1,099
Impairment (losses)/releases	(112)	11	(5)	4	1	16	(1)	(86)
Operating profit/(loss)	498	20	437	80	93	(62)	(53)	1,013
Additional information
Return on equity (2)	24.7%	3.8%	11.5%	17.1%	28.6%	(2.4%)	nm	8.3%
Cost:income ratio (2)	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Loan impairment rate (2)	30bps	(23)bps	2bps	nm	nm	nm	nm	11bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(3.1)
Impairment provisions - stage 3 (£bn)	(0.6)	(0.6)	(0.8)	-	-	(0.1)	-	(2.1)
Net interest margin	2.62%	1.65%	1.99%	2.52%	1.70%	(0.39%)	nm	1.89%
Third party customer asset rate	3.31%	2.32%	3.22%	3.01%	1.72%	nm	nm	nm
Third party customer funding rate	(0.37%)	(0.19%)	(0.47%)	(0.42%)	(0.15%)	nm	nm	nm
Average interest earning assets (£bn)	162.9	24.1	144.6	21.2	27.8	32.1	23.1	435.8
Total assets (£bn)	172.2	24.8	165.4	21.7	28.9	272.8	33.3	719.1
Funded assets (£bn)	172.2	24.8	165.4	21.7	28.9	138.8	33.3	585.1
Net loans to customers - amortised cost (£bn)	150.6	18.2	100.8	14.4	13.3	9.1	-	306.4
Customer deposits (£bn)	145.7	17.5	131.8	26.9	27.6	2.7	3.0	355.2
Risk-weighted assets (RWAs) (£bn)	35.8	14.2	78.1	9.6	7.0	44.6	1.5	190.8
RWA equivalent (RWAes) (£bn)	36.8	14.2	79.9	9.6	7.1	49.1	2.0	198.7
Employee numbers (FTEs - thousands)	21.6	3.1	10.3	1.9	1.7	5.0	23.3	66.9
For the notes to this table refer to page 18. nm = not meaningful.

Segment performance

	Quarter ended 30 June 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,071	118	717	129	115	31	(1)	2,180
Non-interest income	182	48	515	69	32	235	121	1,202
Own credit adjustments	-	-	-	-	-	18	-	18
Total income	1,253	166	1,232	198	147	284	120	3,400
Direct expenses
- staff costs	(182)	(49)	(186)	(40)	(27)	(144)	(311)	(939)
- other costs	(52)	(26)	(67)	(14)	(18)	(62)	(623)	(862)
Indirect expenses	(334)	(41)	(286)	(50)	(17)	(99)	827	-
Strategic costs
- direct	(7)	3	(14)	-	-	(11)	(112)	(141)
- indirect	(24)	(3)	(2)	1	(2)	-	30	-
Litigation and conduct costs	(6)	(8)	10	(1)	9	(6)	(780)	(782)
Operating expenses	(605)	(124)	(545)	(104)	(55)	(322)	(969)	(2,724)
Operating profit/(loss) before impairment (losses)/releases	648	42	687	94	92	(38)	(849)	676
Impairment (losses)/releases	(63)	34	(23)	-	3	(13)	(1)	(63)
Operating profit/(loss)	585	76	664	94	95	(51)	(850)	613
Additional information
Return on equity (2)	33.0%	12.5%	16.4%	19.3%	27.9%	(3.0%)	nm	1.1%
Cost:income ratio (2)	48.3%	74.7%	43.0%	52.5%	37.4%	113.4%	nm	80.0%
Loan impairment rate (2)	17bps	(67)bps	9bps	nm	nm	nm	nm	8bps
Impairment provisions (£bn)	(1.1)	(1.1)	(1.5)	(0.1)	-	(0.2)	0.1	(3.9)
Impairment provisions - stage 3	(0.7)	(1.0)	(1.3)	-	-	(0.1)	-	(3.1)
Net interest margin (2)	2.68%	1.91%	1.98%	2.54%	1.72%	0.46%	nm	2.01%
Third party customer asset rate	3.36%	2.40%	2.96%	2.82%	2.34%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.21%)	(0.26%)	(0.17%)	(0.11%)	nm	nm	nm
Average interest earning assets (£bn)	160.1	24.8	144.9	20.3	26.9	27.0	30.9	434.9
Total assets (£bn)	168.4	24.9	165.7	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	168.4	24.8	165.7	20.9	29.8	134.5	53.1	597.2
Net loans to customers - amortised cost (£bn)	147.7	19.1	102.6	13.8	13.0	8.1	(0.2)	304.1
Customer deposits (£bn)	143.5	17.3	135.1	26.4	28.4	3.6	4.7	359.0
Risk-weighted assets (RWAs) (£bn)	32.0	16.8	83.1	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	32.7	17.3	86.5	9.5	6.8	54.1	1.0	207.9
Employee numbers (FTEs - thousands)	23.4	3.1	10.7	1.9	1.7	5.6	23.6	70.0
nm = not meaningful.
Notes:
(1 (1)
Central items include unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and RMBS related charges.
(2 (2)
Refer to Appendix 2 for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

Condensed consolidated income statement for the period ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018*
	£m	£m
Interest receivable	5,553	5,444
Interest payable	(1,549)	(1,118)
Net interest income	4,004	4,326

Fees and commissions receivable	1,762	1,646
Fees and commissions payable	(487)	(451)
Income from trading activities	599	847
Other operating income	1,239	334
Non-interest income	3,113	2,376
Total income	7,117	6,702
Operating expenses	(4,100)	(4,735)

Profit before impairment losses	3,017	1,967
Impairment losses	(323)	(141)

Operating profit before tax	2,694	1,826
Tax charge	(194)	(709)

Profit for the period	2,500	1,117
Attributable to:
Ordinary shareholders	2,038	888
Other owners	202	245
Non-controlling interests	260	(16)

Earnings per ordinary share	16.9p	7.4p
Earnings per ordinary share - fully diluted	16.8p	7.4p

* Restated. Refer to Note 2 for further details.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2019 (unaudited)
	Half year ended
	30 June	30 June
	2019	2018*
	£m	£m
Profit for the period	2,500	1,117

Items that do not qualify for reclassification
Remeasurement of retirement benefit scheme
- contributions in preparation for ring-fencing (1)	-	(2,000)
- other movements	(68)	-
(Loss)/profit on fair value of credit in financial liabilities designated at FVTPL due to own credit risk	(96)	95
Fair value through other comprehensive income (FVOCI) financial assets	38	3
Tax	26	500

	(100)	(1,402)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	(12)	199
Cash flow hedges	402	(521)
Currency translation	(241)	18
Tax	(122)	97

	27	(207)

Other comprehensive loss after tax	(73)	(1,609)

Total comprehensive income/(loss) for the period	2,427	(492)

Attributable to:
Ordinary shareholders	1,950	(708)
Preference shareholders	20	74
Paid-in equity holders	182	171
Non-controlling interests	275	(29)

	2,427	(492)

* Restated. Refer to Note 2 for further details.

Note:
(1)
On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019, NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

Condensed consolidated balance sheet as at 30 June 2019 (unaudited)

	30 June	31 December
	2019	2018
	£m	£m
Assets
Cash and balances at central banks	85,380	88,897
Trading assets	85,364	75,119
Derivatives	145,594	133,349
Settlement balances	8,438	2,928
Loans to banks - amortised cost	12,935	12,947
Loans to customers - amortised cost	310,631	305,089
Other financial assets	65,634	59,485
Intangible assets	6,631	6,616
Other assets	9,262	9,805

Total assets	729,869	694,235

Liabilities
Bank deposits	23,093	23,297
Customer deposits	361,626	360,914
Settlement balances	7,619	3,066
Trading liabilities	84,135	72,350
Derivatives	141,697	128,897
Other financial liabilities	46,485	39,732
Subordinated liabilities	9,808	10,535
Other liabilities	9,169	8,954
Total liabilities	683,632	647,745
Equity
Ordinary shareholders' interests	41,667	41,182
Other owners' interests	4,554	4,554
Owners’ equity	46,221	45,736
Non-controlling interests	16	754

Total equity	46,237	46,490
Total liabilities and equity	729,869	694,235

Condensed consolidated statement of changes in equity for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Called-up share capital - at beginning of period	12,049	11,965
Ordinary shares issued	42	63

At end of period	12,091	12,028

Paid-in equity - at beginning and end of period	4,058	4,058

Share premium account - at beginning of period	1,027	887
Ordinary shares issued	62	108

At end of period	1,089	995

Merger reserve - at beginning and end of period	10,881	10,881

Fair value through other comprehensive income reserve - at beginning of period	343	255
Implementation of IFRS 9 on 1 January 2018	-	34
Unrealised gains	45	203
Realised gains	(133)	(3)
Tax	10	(47)

At end of period	265	442

Cash flow hedging reserve - at beginning of period	(191)	227
Amount recognised in equity	524	(156)
Amount transferred from equity to earnings	(122)	(365)
Tax	(94)	143

At end of period	117	(151)

Foreign exchange reserve - at beginning of period	3,278	2,970
Retranslation of net assets	30	(58)
Foreign currency gains on hedges of net assets	1	14
Tax	8	1
Recycled to profit or loss on disposal of businesses (1)	(335)	74

At end of period	2,982	3,001

Retained earnings - at beginning of period	14,312	17,130
Implementation of IFRS 9 on 1 January 2018	-	(105)
Implementation of IFRS 16 on 1 January 2019 (2)	(187)	-
Profit attributable to ordinary shareholders and other equity owners	2,240	1,133
Equity preference dividends paid	(20)	(74)
Paid-in equity dividends paid	(182)	(171)
Ordinary dividends paid	(1,327)	-
Realised gains in period on FVOCI equity shares	114	3
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (3)	-	(2,000)
- other movements	(68)	-
- tax	18	516
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(96)	95
- tax	10	(16)
Shares issued under employee share schemes	(4)	(2)
Share-based payments	(26)	18
At end of period	14,784	16,527

For the notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2019 (unaudited) continued

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Own shares held - at beginning of period	(21)	(43)
Purchase of own shares	(58)	(63)
Shares issued under employee share schemes	33	82
At end of period	(46)	(24)
Owners' equity at end of period	46,221	47,757

Non-controlling interests - at beginning of period	754	763
Currency translation adjustments and other movements	15	(12)
Profit/(loss) attributable to non-controlling interests	260	(16)
Movements in fair value through other comprehensive income - unrealised losses	-	(1)
Equity raised (4)	45	-
Equity withdrawn and disposals (5)	(1,058)	-
At end of period	16	734

Total equity at end of period	46,237	48,491

Total equity is attributable to:
Ordinary shareholders	41,667	41,134
Preference shareholders	496	2,565
Paid-in equity holders	4,058	4,058
Non-controlling interests	16	734

	46,237	48,491

Notes:
(1)
Includes £338 million arising on the completion of the Alawwal bank merger in June 2019, of which £48 million relates to tax. The merger resulted in the de-recognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI). Further impacts in relation to the transaction are disclosed in Note 3 and 6.

(2)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(3) (4) (5)
On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019 NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.
Capital injection from RFS Holdings B.V. Consortium Members.
Distribution to RFS Holdings B.V. Consortium Members on completion of the Alawwal bank merger.

Condensed consolidated cash flow statement for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Operating activities
Operating profit before tax	2,694	1,826
Adjustments for non-cash items	(2,428)	(1,280)

Net cash inflow from trading activities	266	546
Changes in operating assets and liabilities	9,939	9,408

Net cash flows from operating activities before tax	10,205	9,954
Income taxes paid	(192)	(156)

Net cash flows from operating activities	10,013	9,798

Net cash flows from investing activities	(5,776)	(3,769)

Net cash flows from financing activities	(2,689)	(2,307)

Effects of exchange rate changes on cash and cash equivalents	211	38

Net increase in cash and cash equivalents	1,759	3,760
Cash and cash equivalents at beginning of year	108,811	122,605

Cash and cash equivalents at end of year	110,570	126,365

Notes
1. Basis of preparation
The Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and
Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with RBS’s 2018 Annual Report and Accounts which were prepared in accordance with International Financial
Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS
Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 45. The risk factors which could materially affect the Group’s future results are described on pages 46 and 47.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2019 have been prepared on a going concern basis.

Re-segmentation
Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been re-stated. Refer to Note 4, Segmental analysis and the disclosures in the Capital and risk management section, as marked, where the impact is reflected.

2. Accounting policies
The Group’s principal accounting policies are as set out on pages 182 to 186 of the 2018 Annual Report and Accounts and are unchanged other than as presented below.

Changes in reporting standards
IAS 12 ‘Income taxes’ was revised with effect from 1 January 2019. The income statement is now required to include any tax relief on the servicing cost of instruments classified as equity. Relief of £67 million was recognised in the statement of changes in equity for the year ended 31 December 2018; this and prior periods have been restated.

Presentation of interest in suspense recoveries
Until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. It amounted to £31 million for the period ended 30 June 2019. From 1 January 2019 interest in suspense recoveries is presented within impairment charges; prior periods were presented as income. Comparatives have not been restated.

Revised Accounting policy 10 - Leases
The Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. The Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 10 presented in the 2018 Annual Report and Accounts has been updated as follows:

As lessor
Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee
On entering a new lease contract, the Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Notes
2. Accounting policies continued
For further details see page 186 of RBS’s 2018 Annual Report and Accounts. The impact on RBS’s balance sheet at 1 January 2019 is as follows:
£bn
Retained earnings at 1 January 2019	14.3
Loans to customers - Finance leases	0.2
Other assets - Net right of use assets	1.3
- Recognition of lease liabilities	(1.9)
- Provision for onerous leases	0.2
Other liabilities	(1.7)

Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	14.1

Operating lease commitments reported under IAS 17 were £2.7 billion which resulted in lease liabilities recognised under IFRS 16 of £1.9 billion. The difference is primarily because of the different treatment of termination and extension options; and discounting the contractual lease payments under IFRS 16.

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 186 of the 2018 Annual Report and Accounts.

Notes
3. Analysis of income, expenses and impairment losses
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Loans to customers - amortised cost	4,848	4,978
Loans to banks - amortised cost	346	236
Other financial assets	359	230
Interest receivable	5,553	5,444

Balances by banks	144	113
Customer deposits	599	415
Other financial liabilities	481	337
Subordinated debt	245	226
Internal funding of trading businesses	80	27

Interest payable	1,549	1,118

Net interest income (1)	4,004	4,326
Net fees and commissions	1,275	1,195
Foreign exchange	219	336
Interest rate	397	275
Credit	31	187
Own credit adjustment	(46)	39
Equities, commodities and other	(2)	10

Income from trading activities	599	847

Operating lease and other rental income	127	128
Changes in the fair value of financial assets and liabilities designated as at fair value through profit or loss	19	(7)
Changes in fair value of other financial assets fair value through profit or loss	31	(42)
Hedge ineffectiveness	21	(69)
Loss on disposal of amortised cost assets	-	22
Profit on disposal of fair value through other comprehensive income assets	16	1
Profit on sale of property, plant and equipment	15	21
Share of (loss)/profits of associated entities	(22)	17
Profit/(loss) on disposal of subsidiaries and associates (2)	1,037	(9)
Other income	(5)	272

Other operating income	1,239	334

Total non-interest income	3,113	2,376

Total income	7,117	6,702
Salaries	(1,455)	(1,520)
Variable compensation	(185)	(148)
Social security costs	(156)	(158)
Pension costs	(162)	(169)
Other	(70)	(91)

Staff costs	(2,028)	(2,086)

Premises and equipment	(558)	(644)
Depreciation and amortisation (3)	(621)	(338)
Other administrative expenses (4)	(863)	(1,636)
Administrative expenses	(2,042)	(2,618)

Write down of goodwill and other intangible assets	(30)	(31)

Operating expenses	(4,100)	(4,735)

Impairment losses	(323)	(141)
Impairments as a % of gross loans to customers	0.21%	0.09%

Notes:
(1) (2) (3)
Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
Includes a gain of £444 million (€523 million), a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger.
Half year ended 30 June 2019 includes a property impairment of £133 million and accelerated depreciation of £66 million in relation to the planned reduction of the Group property portfolio and depreciation charges in relation to the right of use assets recognised following the adoption of IFRS 16 (previously leasing costs in relation to these were    included in premises and equipment). For further details on the adoption of IFRS 16 refer to Note 2.

(4)	Includes litigation and conduct costs, net of amounts recovered. Refer to Note 9 for further details.

Notes
4. Segmental analysis
The business is organised into the following franchises and reportable segments:
●	Personal & Ulster, comprising two reportable segments, UK Personal Banking (UK PB) and Ulster Bank RoI;
●	Commercial & Private Banking (CPB), comprising two reportable segments: Commercial Banking and Private Banking;
●	RBS International (RBSI) which is a single reportable segment;
●	NatWest Markets (NWM), which is a single reportable segment; and
●	Central items & other which comprises corporate functions.

Analysis of operating profit/(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m

UK Personal Banking	2,084	366	(3)	2,447	(1,229)	(181)	1,037
Ulster Bank RoI	200	51	32	283	(281)	21	23

Personal & Ulster	2,284	417	29	2,730	(1,510)	(160)	1,060

Commercial Banking	1,424	661	80	2,165	(1,262)	(202)	701
Private Banking	261	111	12	384	(232)	3	155

Commercial & Private Banking	1,685	772	92	2,549	(1,494)	(199)	856

RBS International	242	53	15	310	(119)	3	194
NatWest Markets	(122)	48	1,016	942	(678)	36	300
Central items & other	(85)	(15)	686	586	(299)	(3)	284

Total	4,004	1,275	1,838	7,117	(4,100)	(323)	2,694

Half year ended 30 June 2018*

UK Personal Banking	2,139	359	53	2,551	(1,291)	(131)	1,129
Ulster Bank RoI	224	43	45	312	(252)	26	86

Personal & Ulster	2,363	402	98	2,863	(1,543)	(105)	1,215

Commercial Banking	1,400	631	359	2,390	(1,140)	(35)	1,215
Private Banking	252	116	14	382	(225)	(1)	156

Commercial & Private Banking	1,652	747	373	2,772	(1,365)	(36)	1,371

RBS International	219	52	13	284	(114)	3	173
NatWest Markets	67	(7)	661	721	(671)	(4)	46
Central items & other	25	1	36	62	(1,042)	1	(979)

Total	4,326	1,195	1,181	6,702	(4,735)	(141)	1,826

* Restated. Refer to Note 1 for further details.

	Half year ended
	30 June 2019			30 June 2018*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal Banking	3,118	32	3,150	3,096	30	3,126
Ulster Bank RoI	309	2	311	339	-	339

Personal & Ulster	3,427	34	3,461	3,435	30	3,465

Commercial Banking	2,173	63	2,236	2,354	42	2,396
Private Banking	343	120	463	333	88	421

Commercial & Private Banking	2,516	183	2,699	2,687	130	2,817

RBS International	319	15	334	235	79	314
NatWest Markets	1,494	510	2,004	953	259	1,212
Central items & other	1,397	(742)	655	961	(498)	463

Total	9,153	-	9,153	8,271	-	8,271

* Restated. Refer to Note 1 for further details.

Notes
4. Segmental analysis continued
Analysis of net fees and commissions

	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Lending (credit facilities)	266	18	204	1	18	35	-	542
- Payment services	154	21	323	17	12	15	-	542
- Credit and debit card fees	189	10	84	6	1	-	-	290
- Underwriting fees	-	-	-	-	-	100	-	100
- Investment management,
trustee and fiduciary services	22	2	3	91	20	-	-	138
- Other	36	6	82	12	3	88	(77)	150
Total	667	57	696	127	54	238	(77)	1,762

Fees and commissions payable	(301)	(6)	(35)	(16)	(1)	(190)	62	(487)
Net fees and commissions	366	51	661	111	53	48	(15)	1,275

Half year ended 30 June 2018*
Fees and commissions receivable
- Lending (credit facilities)	208	15	183	1	17	39	-	463
- Payment services	101	12	267	17	11	1	-	409
- Credit and debit card fees	222	12	86	6	-	-	-	326
- Underwriting fees	-	-	22	-	-	93	-	115
- Investment management,
trustee and fiduciary services	25	2	-	95	21	-	-	143
- Other	37	5	99	12	3	90	(56)	190
Total	593	46	657	131	52	223	(56)	1,646

Fees and commissions payable	(234)	(3)	(26)	(15)	-	(230)	57	(451)
Net fees and commissions	359	43	631	116	52	(7)	1	1,195

* Restated. Refer to Note 1 for further details.

Total assets and liabilities

	30 June 2019		31 December 2018*
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal Banking	173,860	150,573	171,011	148,793
Ulster Bank RoI	26,430	21,933	25,193	21,189

Personal & Ulster	200,290	172,506	196,204	169,982

Commercial Banking	165,594	139,098	166,478	139,803
Private Banking	21,909	28,188	21,983	28,554

Commercial & Private Banking	187,503	167,286	188,461	168,357

RBS International	30,413	28,325	28,398	27,663
NatWest Markets	278,949	261,084	244,531	227,399
Central items & other	32,714	54,431	36,641	54,344

Total	729,869	683,632	694,235	647,745

* Restated. Refer to Note 1 for further details.

Notes
5. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2018 - 19%), as analysed below.

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Profit before tax	2,694	1,826

Expected tax charge	(512)	(347)
Losses and temporary differences in period where no deferred tax assets recognised	(2)	(8)
Foreign profits taxed at other rates	5	1
Items not allowed for tax
- losses on disposals and write-downs	(46)	(26)
- UK bank levy	(15)	(16)
- regulatory and legal actions	(5)	(154)
- other disallowable items	(40)	(34)
Non-taxable items
- Alawwal bank merger gain disposal	212	-
- other	26	8
Taxable foreign exchange movements	-	(5)
Losses brought forward and utilised	21	18
Increase/(reduction) in carrying value of deferred tax in respect of UK losses	215	(15)
Banking surcharge	(155)	(188)
Tax credit paid-in equity	-	32
Adjustments in respect of prior periods	102	25

Actual tax charge	(194)	(709)

The tax charge includes a £215 million deferred tax asset credit associated with the transfer of taxable losses from NatWest Markets Plc to RBS Plc under ring-fencing regulations.

At 30 June 2019, the Group has recognised a deferred tax asset of £1,499 million (31 December 2018 - £1,412 million) and a deferred tax liability of £463 million (31 December 2018 - £454 million). These include amounts recognised in respect of UK trading losses of £848 million (31 December 2018 - £675 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. The Group has considered the carrying value of this asset as at 30 June 2019 and concluded that it is recoverable based on future profit projections.

Notes
6. Profit attributable to non-controlling interests
	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

RFS Holdings B.V. Consortium Members (1)	258	(17)
Other	2	1

Profit/(loss) attributable to non-controlling interests	260	(16)

Note:
(1)	Includes a gain of £274 million recognised on completion of the Alawwal Bank merger.

7. Trading assets and liabilities
Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.
	30 June	31 December
	2019	2018
Assets	£m	£m
Loans
Reverse repos	28,176	24,759
Collateral given	22,063	19,036
Other loans	1,651	1,308
Total loans	51,890	45,103
Securities
Central and local government
- UK	5,365	6,834
- US	6,093	4,689
- other	16,341	13,498
Other securities	5,675	4,995
Total securities	33,474	30,016
Total	85,364	75,119

Liabilities
Deposits
Repos	32,087	25,645
Collateral received	23,204	20,187
Other deposits	2,335	1,788
Total deposits	57,626	47,620
Debt securities in issue	1,495	903
Short positions	25,014	23,827
Total	84,135	72,350

Notes
8. Financial instruments: classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised	Other
	MFVTPL (1,2)	FVOCI (3)	cost	assets	Total
Assets	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	85,380		85,380
Trading assets	85,364	-			85,364
Derivatives	145,594				145,594
Settlement balances	-	-	8,438		8,438
Loans to banks - amortised cost			12,935		12,935
Loans to customers - amortised cost			310,631		310,631
Other financial assets	1,130	51,250	13,254		65,634
Intangible assets	-	-	-	6,631	6,631
Other assets				9,262	9,262

30 June 2019	232,088	51,250	430,638	15,893	729,869

Cash and balances at central banks	-	-	88,897		88,897
Trading assets	75,119	-			75,119
Derivatives	133,349				133,349
Settlement balances	-	-	2,928		2,928
Loans to banks - amortised cost			12,947		12,947
Loans to customers - amortised cost			305,089		305,089
Other financial assets	1,638	46,077	11,770		59,485
Intangible assets	-	-	-	6,616	6,616
Other assets				9,805	9,805

31 December 2018	210,106	46,077	421,631	16,421	694,235

	Held-for-		Amortised	Other
	trading (1)	DFV (4)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Bank deposits	-	-	23,093		23,093
Customer deposits	-	-	361,626		361,626
Settlement balances	-	-	7,619		7,619
Trading liabilities	84,135	-			84,135
Derivatives	141,697	-			141,697
Other financial liabilities	-	2,494	43,991		46,485
Subordinated liabilities	-	763	9,045		9,808
Other liabilities	-	-	2,146	7,023	9,169

30 June 2019	225,832	3,257	447,520	7,023	683,632

Bank deposits	-	-	23,297		23,297
Customer deposits	-	-	360,914		360,914
Settlement balances	-	-	3,066		3,066
Trading liabilities	72,350	-			72,350
Derivatives	128,897	-			128,897
Other financial liabilities	-	2,840	36,892		39,732
Subordinated liabilities	-	867	9,668		10,535
Other liabilities	-	-	2,218	6,736	8,954

31 December 2018	201,247	3,707	436,055	6,736	647,745

Notes:
(1)	Includes derivatives held for hedging purposes.
(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Designated as at fair value through profit or loss.

Notes
8. Financial instruments: classification continued

The Group's financial assets and liabilities include:
	30 June	31 December
	2019	2018
	£m	£m
Reverse repos
Loans to banks - amortised cost	2,162	3,539
Loans to customers - amortised cost	683	9
Trading assets	28,176	24,759

Repos
Bank deposits	3,715	941
Customer deposits	1,004	3,774
Trading liabilities	32,087	25,645

Carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2018 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2019 are consistent with those described in Note 12 to the 2018 Annual Report and Accounts.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

	30 June 2019			31 December 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m

Assets
Trading assets
Loans	-	51,616	274	-	44,983	120
Securities	24,247	8,885	342	22,003	7,312	701
Derivatives	5	143,994	1,595	-	131,513	1,836
Other financial assets
Loans	-	425	63	-	768	136
Securities	43,434	8,014	444	40,132	6,172	507

Total financial assets held at fair value	67,686	212,934	2,718	62,135	190,748	3,300

Liabilities
Trading liabilities
Deposits	-	57,258	368	-	47,243	377
Debt securities in issue	-	1,415	80	-	791	112
Short positions	19,656	5,358	-	18,941	4,886	-
Derivatives	4	140,507	1,186	-	127,709	1,188
Other financial liabilities
Debt securities in issue	-	2,234	156	-	2,348	280
Other deposits	-	104	-	-	212	-
Subordinated liabilities	-	763	-	-	867	-
Total financial liabilities held at fair value	19,660	207,639	1,790	18,941	184,056	1,957

Notes:
(1)
Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes
8. Financial instruments: carried at fair value - valuation hierarchy continued

	30 June 2019			31 December 2018
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m

Assets
Trading assets
Loans	274	10	(10)	120	10	(10)
Securities	342	10	-	701	20	(10)
Derivatives
Interest rate	1,326	200	(200)	1,487	120	(120)
Foreign exchange	123	10	(10)	130	10	(10)
Other	146	10	(10)	219	10	(20)
Other financial assets
Loans	63	-	-	136	10	(20)
Securities	444	40	(30)	507	50	(30)
Total financial assets held at fair value	2,718	280	(260)	3,300	230	(220)

Liabilities
Trading liabilities
Deposits	368	40	(40)	377	40	(40)
Debt securities in issue	80	-	-	112	10	(10)
Derivatives
Interest rate	802	100	(100)	808	70	(70)
Foreign exchange	304	10	(10)	279	10	(10)
Other	80	-	-	101	-	(10)
Other financial liabilities
Debt securities in issue	156	-	-	280	10	(10)
Total financial liabilities held at fair value	1,790	150	(150)	1,957	140	(150)

Movement in level 3 portfolios

	Half year ended 2019				Half year ended 2018
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (2)	assets (3)	assets	liabilities	assets (2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,657	643	3,300	1,957	2,692	530	3,222	2,187
Amount recorded in the income statement (1)	(113)	4	(109)	260	(21)	64	43	(233)
Amount recorded in the statement of
comprehensive income	-	75	75	-	-	17	17	-
Level 3 transfers in	158	2	160	161	513	84	597	198
Level 3 transfers out	(462)	(53)	(515)	(239)	(181)	(1)	(182)	(107)
Issuances	-	-	-	23	-	-	-	24
Purchases	290	2	292	216	596	17	613	191
Settlements	(73)	(6)	(79)	(171)	(473)	-	(473)	(108)
Sales	(249)	(157)	(406)	(419)	(632)	(79)	(711)	(122)
Foreign exchange and other adjustments	3	(3)	-	2	1	2	3	-

At 30 June	2,211	507	2,718	1,790	2,495	634	3,129	2,030

Amounts recorded in the income statement
in respect of balances held at year end
- unrealised	(112)	2	(110)	260	(16)	24	8	(222)
- realised	-	-	-	-	5	4	9	7

Notes:
(1)
There were £383 million net losses on trading assets and liabilities (30 June 2018 - £195 million gains) recorded in income from trading activities. Net gains on other instruments of £14 million (30 June 2018 - £81 million gains) were recorded in other operating income and interest income as appropriate.

(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.

Notes
8. Financial instruments: fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where fair value
	approximates			Fair value hierarchy level
	carrying value	Carrying value	Fair value	Level 1	Level 2	Level 3
30 June 2019	£bn	£bn	£bn	£bn	£bn	£bn

Financial assets
Cash and balances at central banks	85.4
Settlement balances	8.4
Loans to banks	0.2	12.7	12.7	-	4.9	7.8
Loans to customers		310.6	307.4	-	1.0	306.4
Other financial assets
Securities		13.3	13.5	7.2	4.1	2.2

Financial liabilities
Bank deposits	4.2	18.9	18.7	-	12.7	6.0
Customer deposits	307.2	54.4	54.5	-	7.4	47.1
Settlement balances	7.6
Other financial liabilities
Debt securities in issue		44.0	45.9	-	43.7	2.2
Subordinated liabilities		9.0	10.1	-	10.0	0.1
Other liabilities - notes in circulation	2.1

31 December 2018
Financial assets
Cash and balances at central banks	88.9
Settlement balances	2.9
Loans to banks	0.5	12.4	12.4	-	9.2	3.2
Loans to customers		305.1	301.7	-	0.5	301.2
Other financial assets
Securities		11.8	11.8	7.3	3.0	1.5

Financial liabilities
Bank deposits	4.2	19.1	18.5	-	13.9	4.6
Customer deposits	307.1	53.8	54.6	-	10.4	44.2
Settlement balances	3.1
Other financial liabilities
Debt securities in issue		36.9	38.6	-	36.9	1.7
Subordinated liabilities		9.7	10.0	-	9.9	0.1
Other liabilities - notes in circulation	2.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes
9. Provisions for liabilities and charges
	Payment	Other	Litigation and
	protection	customer	other regulatory
	insurance (1)	redress	(incl. RMBS)	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	-	(170)	(170)
ECL impairment release	-	-	-	(3)	(3)
Transfer to accruals and other liabilities	-	(4)	-	1	(3)
Currency translation and other movements	-	(7)	(6)	(16)	(29)
Charge to income statement	-	17	5	33	55
Releases to income statement	-	(12)	(9)	(16)	(37)
Provisions utilised	(136)	(81)	(6)	(114)	(337)
At 31 March 2019	559	449	767	705	2,480
ECL impairment charge	-	-	-	21	21
Transfer from accruals and other liabilities	-	4	-	-	4
Currency translation and other movements	-	3	3	4	10
Charge to income statement	-	64	18	100	182
Releases to income statement	-	(11)	(33)	(70)	(114)
Provisions utilised	(116)	(90)	(28)	(79)	(313)
At 30 June 2019	443	419	727	681	2,270

Notes:
(1)	30 June 2019 includes provisions held in relation to offers made from 2018 and earlier years of £99 million.
(2)	Materially comprises provisions relating to property closures and restructuring costs.
(3)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance
The Group’s provision reflects the increased volume of complaints following the FCA’s introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	2,968k	95k	+/- 5	+/- 7
Uphold rate (2)	88%	90%	+/- 1	+/- 1
Average redress (3)	£1,657	£1,559	+/- 5	+/- 7
Processing costs per claim (4)	£148	£317	+/- 20k claims	+/- 6

Notes:
(1)
Claims received directly by RBS to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.
(2)
Average uphold rate per customer initiated claims received directly by RBS including those received via CMCs, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.
(3)
Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.
(4)
Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

On 5 February 2019 the Official Receiver appointed Deloitte to assist in the identification of potential claimants in respect of PPI. We are evaluating data suggesting 250,000 to 300,000 such claimants. The extent of the Group’s share of any obligation in respect of ensuing claims cannot be ascertained with sufficient reliability for inclusion in the provision at 30 June 2019.

Background information for all material provisions is given in Note 13.

Notes
10. Dividends
The 2018 final and special dividends recommended were approved by shareholders at the Annual General Meeting on 25 April 2019 and the payment made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019.

RBS announces an interim dividend for 2019 of £241 million, or 2p per ordinary share. In addition, the company announces a further special dividend of £1,449 million, or 12p per ordinary share.

The interim and special dividends will be paid on 20 September 2019 to shareholders on the register at close of business on 16 August 2019. The ex-dividend date will be 15 August 2019.

11. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2019	2018
	£m	£m
Loans - amortised cost
Stage 1	291,984	285,985
Stage 2	25,705	26,097
Stage 3	7,325	7,718
	325,014	319,800
ECL provisions (1)
Stage 1	280	285
Stage 2	682	763
Stage 3	2,340	2,320
	3,302	3,368
ECL provision coverage (2)
Stage 1 (%)	0.10	0.10
Stage 2 (%)	2.65	2.92
Stage 3 (%)	31.95	30.06
	1.02	1.05
Impairment losses
ECL charge (3)	323	398
Stage 1	(140)	(143)
Stage 2	101	292
Stage 3	362	249
ECL loss rate - annualised (basis points)	19.88	12.45
Amounts written off	452	1,494

Notes:
(1)
Includes £4 million (31 December 2018 - £5 million) related to assets at FVOCI.
(2)
ECL provisions coverage is ECL provisions divided by loans - amortised cost.
(3)
Includes a £30 million charge (31 December 2018 - £3 million charge) related to other financial assets, of which nil (31 December 2018 - £1 million charge) related to assets at FVOCI and a £28 million charge (31 December 2018 - £31 million release) related to contingent liabilities.

12. Contingent liabilities and commitments

	30 June	31 December
	2019	2018
	£m	£m

Guarantees	2,793	3,952
Other contingent liabilities	2,410	3,052
Standby facilities, credit lines and other commitments	120,862	119,879

Contingent liabilities and commitments	126,065	126,883

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

Notes
13. Litigation, investigations and reviews
The Royal Bank of Scotland Group plc (the ‘company’ or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. RBS expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS’s 2018 Annual Report and Accounts on page 261 and in RBS’s 2018 Annual Report on Form 20-F on page 274.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
RBS companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NatWest Markets Securities Inc. previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million, which was paid into escrow pending court approval of the settlement, which was granted on 11 March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation
NatWest Markets Plc and certain other members of the Group, including RBSG, are defendants in a number of class actions and individual claims pending in the US (primarily in the United States District Court for the Southern District of New York (SDNY)) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of the Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over

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13. Litigation, investigations and reviews continued
NatWest Markets Plc with respect to certain claims. As a result of that decision, all Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against Group defendants. The dismissal of Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against RBS companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

There is also a class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate pending in the SDNY. In that case, the court denied defendants’ motion to dismiss on 5 October 2018 in a ruling that would have permitted certain antitrust claims to proceed against NatWest Markets Plc and other non-RBS defendants. However, on 26 July 2019, the court determined that the named plaintiffs asserting such claims do not have standing and therefore dismissed the case. The dismissal is subject to appeal.

Four other class action complaints were filed against RBS companies in the SDNY, each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against RBS companies, for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against RBS companies for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which is the subject of a further motion to dismiss. In the case relating to Euribor, the court dismissed all claims against RBS companies for lack of personal jurisdiction in February 2017, but in June 2019, the plaintiffs commenced an appeal of that decision. In the case relating to Swiss Franc LIBOR, the court dismissed all claims against all defendants on various grounds in September 2017, but held that it has personal jurisdiction over NatWest Markets Plc and allowed the plaintiffs to replead their complaint. Defendants’ renewed motion to dismiss the amended complaint relating to Swiss Franc LIBOR remains pending.

NatWest Markets Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NatWest Markets Plc has filed a motion for cancellation of service. If the motion is successful then the current action will be brought to an end, although the claimants may seek to re-raise the claim in the future.

NatWest Markets Plc is defending a claim in the High Court in London brought by London Bridge Holdings Ltd and others, in which the claimants allege LIBOR manipulation in connection with the sale of interest rate hedging products. The quantified sum claimed in that case is £446.7 million.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products and similar litigation’ on page 39.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS defendants are RBSG, NatWest Markets Plc, NatWest Markets Securities Inc., and NatWest Plc.

FX antitrust litigation
NatWest Markets Plc, NatWest Markets Securities Inc. and / or RBSG, are defendants in several cases relating to NatWest Markets Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

Notes
13. Litigation, investigations and reviews continued
In 2015, NatWest Markets Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NatWest Markets Plc, NatWest Markets Securities Inc. and other banks. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NatWest Markets Plc and several other banks. The claim was served on 25 April 2019.

Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NatWest Markets Plc in the discovery phase following the SDNY’s denial of the defendants’ motions to dismiss in March 2018. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). That case is proceeding in discovery against NatWest Markets Securities Inc. and other defendants following the SDNY’s denial of defendants’ motion to dismiss on 25 October 2018. On 20 May 2019, NatWest Markets Plc was dismissed from the case for lack of personal jurisdiction, but plaintiffs are seeking permission to replead their complaint to establish jurisdiction.

On 27 May 2019, a class action was filed in the Federal Court of Australia against NatWest Markets Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5m. RBSG has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served on 28 June 2019.

On 29 July 2019, an application for a collective proceedings order was filed in the UK Competition Appeal Tribunal against RBSG, NatWest Markets Plc and other banks on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network.

Two motions to certify FX-related class actions have been filed in the Tel Aviv District Court in Israel. RBSG and NatWest Markets Securities Inc. have been named as defendants in the first motion. The Royal Bank of Scotland plc has been named in the second. These motions have not been served.

Certain other foreign exchange transaction related claims have been or may be threatened. RBS cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation
NatWest Markets Securities Inc. and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NatWest Markets Plc, NatWest Markets Securities Inc. and other banks. The complaints allege a conspiracy among dealers of Euro-denominated bonds issued by European central banks (EGBs), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012.

Swaps antitrust litigation
NatWest Markets Plc and other members of the Group, including RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is ongoing.

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13. Litigation, investigations and reviews continued
In addition, in June 2017, TeraExchange filed a complaint against RBS companies, including RBSG, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against RBS companies.

Madoff
NatWest Markets N.V. (NWM N.V.) is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee originally sought to recover US$75.8 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that NWM N.V. allegedly received from certain swap counterparties. In August 2018, due to a court ruling in a related matter, the trustee voluntarily dismissed a portion of this claim (relating to US$74.6 million received from certain swap counterparties) without prejudice to refiling at a later date. In June 2019, the trustee filed a motion for leave to file an amended complaint, seeking to clawback a total of US$276.3 million, including the previously voluntarily dismissed US$74.6 million, that NWM N.V. allegedly received in redemptions from certain Madoff feeder funds and swap counterparties. NWM N.V. intends to oppose the motion for leave to amend and otherwise seek dismissal of the amended complaint. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. On 25 February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision. If the U.S. Supreme Court declines to review the matter, the case will return to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation
RBS is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants in March 2015. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million. Following dismissal by the Court of all PAG’s claims in December 2016, PAG appealed to the Court of Appeal, which dismissed the appeal in March 2018. In July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates. The Court of Appeal’s decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

Separately, NatWest Markets Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the remaining claims, two are being appealed to the Supreme Court and one remains to be heard before the lower court.

Tax dispute
HMRC issued a tax assessment in 2012 against RBSG for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by a joint venture subsidiary in 2009. RBSG has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NatWest Markets Plc is a named defendant in civil proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of

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13. Litigation, investigations and reviews continued
the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NatWest Markets Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

US Anti-Terrorism Act litigation
NatWest Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NatWest Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NatWest Plc. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

NWM N.V. and certain other financial institutions, are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NatWest Markets Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 27 July 2018, the magistrate judge in that case issued a report to the district court recommending that the district court deny the defendants’ pending motion to dismiss. NWM N.V. has requested that the district court grant the motion to dismiss notwithstanding the magistrate’s recommendation. Another action, filed in 2017, was dismissed on 28 March 2019. The dismissal is subject to re-pleading by the plaintiffs or appeal. The other actions are either subject to a pending motion to dismiss, or will be the subject of such a motion in due course.

Securities underwriting litigation
NatWest Markets Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NatWest Markets Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews
RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

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13. Litigation, investigations and reviews continued
Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities
In the US, RBS companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and RBS is aware that at least one such investigation is ongoing.

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA’s reporting and conduct requirements during its term.

The NatWest Markets business is currently responding to a criminal investigation concerning unrelated securities trading by certain traders in 2018, which was reported to the USAO during the course of the NPA. In April 2019, NatWest Markets Securities Inc. agreed to a second six-month extension of the NPA so that the USAO could review the circumstances of that unrelated matter.

Foreign exchange related investigations
In May and June 2019, RBSG and NatWest Markets Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. The aggregate amount is fully covered by existing provisions in NatWest Markets Plc. NatWest Markets Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

In 2014 and 2015, NatWest Markets Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NatWest Markets Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NatWest Markets Plc admitted that it knowingly, through one of its Euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the Euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NatWest Markets Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NatWest Markets Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NatWest Markets Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NatWest Markets Plc and NatWest Markets Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes
13. Litigation, investigations and reviews continued
FCA review of RBS’s treatment of SMEs
In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS’s treatment of SME customers whose relationship was managed by RBS’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and 31 December 2018 in the Republic of Ireland, with the exception of a small cohort of potential complainants in the Republic of Ireland for whom there is an extended deadline until 31 August 2019.

RBS provisions to date totalled £481 million in respect of the above redress steps, of which £328 million had been utilised by 30 June 2019.

The FCA published a summary of the Skilled Person’s report in November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report in February 2018. In July 2018, the FCA confirmed that it had concluded its investigation and that it did not intend to take disciplinary or prohibitory action against any person in relation to these matters. On 13 June 2019, the FCA published a full report explaining how it had reached that conclusion.

Investment advice review
As a result of an FSA review in 2013, the FCA required RBS to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted by an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, is targeted for material completion by the end of September 2019.

In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product.

RBS provisions in relation to these matters at 30 June 2019 were less than £10 million.

Packaged accounts
RBS has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. RBS provisions for this matter to date totalled £444 million, of which £411 million had been utilised by 30 June 2019. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS made amendments to its sales process and complaints procedures to address the findings from that review.

FCA investigation into RBS’s compliance with the Money Laundering Regulations 2007
In July 2017, the FCA notified RBS that it was undertaking an investigation into RBS’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations, including responding to several information requests from the FCA.

Notes
13. Litigation, investigations and reviews continued
Systematic Anti-Money Laundering Programme assessment
In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS. The FCA provided its written findings to RBS on 28 June 2019, and RBS is considering these. It is not yet possible to assess the likely impact of this matter.

Payment Protection Insurance (PPI)
Since 2011, RBS has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire on 29 August 2019, before which new PPI complaints must be made. RBS is implementing the Policy Statement.

RBS has made provisions totalling £5.3 billion to date for PPI claims of which £4.9 billion had been utilised by 30 June 2019.

FCA mortgages market study
In December 2016, the FCA launched a market study into the provision of mortgages. On 26 March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

FCA strategic review of retail banking models
In May 2017 the FCA announced a strategic review of retail banking models. The FCA used the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

On 18 December 2018, the FCA published its final report containing a number of findings, including that personal current accounts are an important source of competitive advantage for major banks. Following the review, the FCA is to continue to monitor retail banking models, analyse new payments business models and undertake exploratory work to understand certain aspects of SME banking.

US/Swiss tax programme
In December 2015, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with the DoJ’s investigations, and commit no US federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Since the signing of the NPA in 2015, Coutts & Co Ltd identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. As a result of this, Coutts & Co Ltd agreed with the DoJ to undertake additional review work, which began in October 2018 and is now largely complete. This additional review work identified further US related accounts, which are being discussed with the DoJ.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. There are two administrative criminal proceedings pending before the Swiss Finance Department against two former employees of Coutts & Co Ltd. In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Notes
13. Litigation, investigations and reviews continued
Response to reports concerning certain historic Russian and Lithuanian transactions
Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. The media reports alleged that certain European banks, including ABN AMRO and Coutts, and at least one US bank, were involved in processing certain transactions associated with this scheme. RBS has responded to regulatory requests for information.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who had been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI required Ulster Bank Ireland DAC (UBI DAC), a member of the Group incorporated in the Republic of Ireland, to participate in this review. UBI DAC submitted its phase 2 report to the CBI in March 2017, identifying impacted customers. The redress and compensation phase (phase 3) has now concluded although an appeals process is currently anticipated to run until approximately Q3 2020.

RBS has made provisions totalling €312 million (£279 million) to date for this matter, of which €252million (£226 million) had been utilised by 30 June 2019.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation remains ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme remains ongoing to identify and remediate impacted customers. RBS has made provisions totalling €167 million (£150 million), of which €66 million (£59 million) had been utilised by 30 June 2019.

14. Related party transactions
UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England. The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm’s length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2018 are included in the 2018 Annual Report and Accounts.

15. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2019 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

16. Date of approval
This announcement was approved by the Board of Directors on 1 August 2019.

Independent review report to The Royal Bank of Scotland Group plc

We have been engaged by The Royal Bank of Scotland Group plc (“the Company” or “the Group”) to review the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 16, and the Capital and risk management disclosures set out in Appendix 1 for those identified as within the scope of our review (together “the condensed consolidated financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2019 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
1 August 2019

Summary risk factors
Summary of our principal risks and uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the Group’s 2018 Annual Report and Accounts and Form 20-F. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the Group’s 2018 Annual Report and Accounts or Form 20-F risk factor disclosures. A fuller description of these and other risk factors is included on pages 253 to 263 of the 2018 Annual Report and Accounts and on pages 265 to 275 of the Group’s Form 20-F which should be read together with the Group’s other public disclosures.

Operational and IT resilience risk
●	The Group is subject to increasingly sophisticated and frequent cyberattacks.
●	Operational risks are inherent in the Group’s businesses, particularly under its new ring-fenced structure.
●
The Group is exposed to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes.  Failure to effectively manage these risks could adversely affect the Group.

●	The Group’s operations are highly dependent on its IT systems, and any IT failure could adversely affect the Group.
●	The Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
●	A failure in the Group’s risk management framework could adversely affect the Group, including its ability to achieve its strategic objectives.
●	The Group’s operations are subject to inherent reputational risk.
Economic and political risk
●	Prevailing uncertainty on the terms of the UK’s withdrawal from the European Union is adversely affecting the Group. The UK is currently expected to leave the European Union on 31 October 2019.
●
The Group has executed the core aspects of its plans for continuity of business impacted by the UK’s expected departure from the EU, including obtaining certain regulatory permissions on which it will rely going forward. There remains uncertainty as to the final scope and extent of the implementation of these plans and their impact on the Group due to the prevailing political and regulatory uncertainty.

●	The Group faces increased political and economic risks and uncertainty in the UK and global markets.
●	The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may cause negative financial impacts for the Group.
●
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the Group and further offers or sales of the Group’s shares held by HM Treasury may affect the price of securities issued by the Group.

●	Continued low interest rates have significantly affected and will continue to affect the Group’s business and results.
●	Changes in foreign currency exchange rates may affect the Group’s results and financial position.
Financial resilience risk
●	The Group may not meet targets and be in a position to make discretionary capital distributions to its shareholders.
●	The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
●	The Group has significant exposure to counterparty and borrower risk.
●	The Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger certain management actions or recovery options.
●	The Group may not be able to adequately access sources of liquidity and funding.
●
Any reduction in the credit rating assigned to RBSG, any of its subsidiaries or any of its respective debt securities could adversely affect the availability of funding for the Group, reduce the Group’s liquidity position and increase its cost of funding.

●	The Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
●	The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●	The Group’s financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
●	Changes in accounting standards may materially impact the Group’s financial results.
●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●	The Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment.
●
The Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of certain of the Group’s securities, including its ordinary shares.

Summary risk factors
Legal, regulatory and conduct risk
●	The Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
●	The Group is required to comply with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and to ensure operational continuity in resolution;
●
The Group is subject to a number of legal, regulatory, and governmental actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.

●	The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
●	The Group operates in markets that are subject to intense scrutiny by the competition authorities.
●	The cost of implementing the Alternative Remedies Package could be higher than originally forecasted..
●	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:
●
the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';
●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
●
the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Katie Murray
Chairman	Chief Executive	Chief Financial Officer

1 August 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2018 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2019 comprise the following sections of this document:
●
Statutory results on pages 19 to 44 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 16.

●	Appendix 1 Capital and risk management as indicated within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Refer to the Independent review report to The Royal Bank of Scotland Group plc on page 45 for further information.

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies. In particular, this document may include forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and RBSG’s exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK 2018 Annual Report and Accounts (ARA), RBSG’s Interim Results for H1 2019 (contained herein) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information

Share information
	30 June 2019	31 March 2019	31 December 2018

Ordinary share price	222.0p	247.0p	216.7p

Number of ordinary shares in issue (millions)	12,091	12,090	12,049

Financial calendar

2019 third quarter interim management statement	24 October 2019

Contacts
Analyst enquiries:	Alexander Holcroft	Media enquiries:	RBS Press Office
	Investor Relations		+44 (0) 131 523 4205
+44 (0) 207 672 1982

	Analyst and investor presentation	Fixed income call	Web cast and dial in details
Date:	Friday 2 August 2019	Friday 2 August 2019	www.rbs.com/results
Time:	9:30 am UK time	1:00 pm UK time	International – +44 (0) 20 3057 6566
Conference ID:	4519918	7788826	UK Free Call – 0800 279 6637 US Local Dial-In, New York - 1 646 517 5063

Available on www.rbs.com/results
●	Interim Results 2019 and background slides.
●	A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2019.
●	Pillar 3 supplement at 30 June 2019.

Date: 02 August 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary